SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ HANNU RYÖPPÖNEN
Hannu Ryöppönen
Senior Executive Vice President,
Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen
General Counsel

Date: April 28, 2006

News Release	April 28, 2006 at 10.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso inaugurates new paper machine at Kvarnsveden Mill in Sweden

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso’s new paper machine at Kvarnsveden Mill in Sweden, which produces high-quality super-calendered magazine paper (SC paper), was officially inaugurated today. Paper machine 12 started up in the beginning of November 2005 and is well on its starting curve, currently producing more than 900 tonnes of SC paper per day. The machine’s annual production capacity is 420 000 tonnes of paper produced from fresh fibre (spruce pulpwood).

The investment enhances cost efficiency and strengthens Stora Enso’s position in the growing SC magazine paper market. The latest technology incorporated in the new machine enables the mill to enter new end-use areas and markets that have been traditionally dominated by coated grades (e.g. LWC). With the new capacity Kvarnsveden Mill will also target overseas markets such as North America, Asia and South America.

The total investment of approximately EUR 450 million is one of the largest industrial investments in Sweden. The investment is part of Stora Enso’s Asset Restructuring Programme, which aims to increase the long-term competitiveness of Stora Enso’s assets and meet customers’ growing quality and volume demands. Uncoated magazine paper is used in periodicals and advertising material, such as inserts and flyers.

Kvarnsveden Mill

Kvarnsveden Mill is located in central Sweden. The mill was founded in 1900 and today has four paper machines with an annual production capacity of approximately 1 000 000 tonnes of newsprint, improved newsprint and uncoated magazine paper. About 85% of the mill’s production is exported, primarily to countries within Europe with the largest customers being in the UK and Germany. Kvarnsveden Mill, which has some 970 employees, is ISO 14001 certified and EMAS registered.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Stora Enso is an integrated paper, packaging, and forest products company, producing publication and fine paper, packaging board, and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm, and New York.

Stora Enso Oyj

Business ID 1039050-8

PRESS KIT

A press kit is available at: http://bmt.storaenso.com/storaensolink.jsp?imageid=KP-M that includes the following:

- fact sheet with information about PM 12

- images illustrating the mill and the paper machine that may be freely used to illustrate articles about Stora Enso

- speeches at inauguration by CEO Jukka Härmälä and Lars-Ove Staff, Managing Director, Kvarnsveden Mill

Copy and paste the above link into your web browser to download these files.

www.storaenso.com

www.storaenso.com/investors

www.storaenso.com/kvarnsveden

Stora Enso Oyj

Business ID 1039050-8

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